Room 4561

August 27, 2007

Ms. Kristen L. Magnuson
Executive Vice President and
Chief Financial Officer
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, AZ 85260

       Re: JDA Software Group, Inc.
                Form 10-Q for the Fiscal Quarter Ended June 30, 2007
                Filed August 9, 2007
                Form 8-K Filed July 23, 2007
                File No. 000-27876

Dear Ms. Magnuson:

       We have reviewed your response letter dated August 14, 2007 and have the following additional comments. Please note that unless otherwise noted, where prior comments are referred to, they refer to our letter dated July 31, 2007. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Critical Accounting Policies

Revenue Recognition, page 34

1.   Please tell us how you account for fixed price service contracts and milestone based arrangements that include services that are <u>not</u> essential to the functionality of your software contracts. In this regard, your disclosures on page 34 appear to

indicate that all fixed price contracts are recognized under SOP 81-1. Please note that the recognition of revenue pursuant to SOP 81-1 is not permitted for service arrangements.

Form 8-K Filed July 23, 2007

2.   Please tell us how you were able to conclude that the methods you use to produce your non-GAAP measures are similar to the methods used by all of the companies in your peer group. In this regard, we note that there appears to be certain charges that you exclude which your major competitors do not. For example, we note that the Company excludes depreciation in your non-GAAP disclosures yet two of the "long-term competitors" named in your Form 10-K do not. Please consider removing the statement that non-GAAP measures facilitate comparisons to the operating results of other companies in your industry in future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Senior Staff Accountant at (202) 551-3408 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief